UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Annual General Meeting 2014 BHP Billiton Limited 20 November 2014

Welcome to Country

Jac Nasser Chairman Annual General Meeting 20 November 2014 Escondida Chile

Disclaimer Forward-looking statements This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 4

Disclaimer Non-IFRS financial information BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS measures including Underlying EBIT margin, Underlying EBITDA margin, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. UK GAAP financial information Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information. Basis of preparation Unless specified otherwise, production volumes, sales volumes and capital and exploration expenditure from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments (which include Antamina, Samarco and Cerrejón) and other operations are reported on a proportionate consolidation basis. No offer of securities Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger in any jurisdiction. Reliance on third-party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton. No financial or investment advice – South Africa BHP Billiton does not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of 2002, and we strongly recommend that you seek professional advice. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 5

Escondida Chile Jac Nasser Chairman Annual General Meeting 20 November 2014

Our commitment to South Australia Olympic Dam Australia BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 7

Directors Jac Nasser Andrew Mackenzie Malcolm Brinded Malcolm Broomhead Sir John Buchanan Carlos Cordeiro David Crawford Pat Davies Carolyn Hewson Lindsay Maxsted Wayne Murdy Keith Rumble John Schubert Baroness Shriti Vadera

Malcolm Brinded • Director of BHP Billiton • Member of the Sustainability Committee • Director Royal Dutch Shell plc from 2002 to 2012 • Director of CH2M Hill Companies Limited since July 2012 • Director of Network Rail Infrastructure Limited since October 2010 • Vice President of The Energy Institute, UK since October 2013 BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 9

# David Crawford



- Director of BHP Billiton
- Chairman of the Finance Committee
- Chairman of Australia Pacific Airports Corporation Limited since May 2012
- Chairman of Lend Lease Corporation Limited since May 2003
- Former Chairman and former Director of Foster's Group Limited
- Former Director of Westpac Banking Corporation

BHP Billiton Limited Annual General Meeting, 20 November 2014

Slide 10

bhpbilliton
resourcing the future

Keith Rumble • Director of BHP Billiton • Member of the Sustainability Committee • Previously Chief Executive Officer of SUN Mining • Former Chief Executive Officer of Impala Platinum (Pty) Limited • Former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada • Board of Governors of Rhodes University, South Africa since April 2005 BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 11

Directors Jac Nasser Andrew Mackenzie Malcolm Brinded Malcolm Broomhead Sir John Buchanan Carlos Cordeiro David Crawford Pat Davies Carolyn Hewson Lindsay Maxsted Wayne Murdy Keith Rumble John Schubert Baroness Shriti Vadera BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 12

Group Management Committee Andrew Mackenzie Peter Beaven Tim Cutt Tony Cudmore Dean Dalla Valle Mike Fraser Geoff Healy Mike Henry Jane McAloon Daniel Malchuk Jimmy Wilson

Graham Kerr • Chief Executive Officer designate of the new company • Former Chief Financial Officer of BHP Billiton from November 2011 to October 2014 • Former President of Diamonds and Specialty Products, BHP Billiton • Former Chief Financial Officer of Stainless Steel Materials, BHP Billiton • Former Vice President, Finance, BHP Billiton Diamonds • Former General Manager Commercial for Iluka Resources Limited BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 14

Forum on Corporate Responsibility Greg Bourne Mick Dodson Cristina Echavarria Tommy Garnett Simon Longstaff Australia Australia Colombia Sierra Leone Australia Yaa Ntiamoa-Baidu Ray Offenheiser Phil Vernon Changhua Wu Ghana United States United Kingdom China

Our Charter • Sustainability • Integrity • Respect • Performance • Simplicity • Accountability BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 16

Safety Total Recordable Injury Frequency (TRIF) (number of recordable injuries per million hours worked) 108 down 51% 6 4 20FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 17

Our results at a glance Attributable profit – excluding exceptional items (US$ billion) 25US$13.4 billion 20 15 10 50FY10 FY11 FY12 FY13 FY14Note: Calculated on the basis of IFRS 10, IFRS 11 and IFRIC 20 for periods FY12 onwards. Taxes and royalties paid1 (US$ billion)2 US$9.9 billion 14 12 10 8 6 4 20FY10 FY11 FY12 FY13 FY141. Taxes borne primarily comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax. 2. These numbers are as per those reported in the BHP Billiton Sustainability Reports (Taxes and royalty payments on a country-by-country basis table) under the EITI framework in the respective periods. The numbers have been reported in accordance with the applicable IFRS requirements at the time of publishing and as such may not be directly comparable year on year. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 18

Full year dividends Dividends1 FY04 – FY14 (US cents per share (cps)) CAGR USD: 17% CAGR AUD: 14% 140USD: 121 cps USD: 4% AUD: 131 cps AUD: 9% 120100806040 USD: 26 cps AUD: 36 cps 200FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY141. Dividends declared in respect of the period. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 19

Existing BHP Billiton portfolio Western Australia Samarco Queensland Coal NSW Energy Coal Cerrejón Nickel West Worsley Alumar Aluminium Iron Ore South Africa Olympic Dam Escondida Pampa Norte Antamina Onshore US New Mexico Coal Mozal GEMCO Hotazel Shenzi Angostura Pyrenees Macedon Atlantis Smaller petroleum TEMCO Metalloys Cerro Matoso Mad Dog Bass Strait North West Shelf Jansen project Illawarra Coal Energy Coal Cannington South Africa BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 20

Total shareholder return Total Shareholder Return (TSR)1 (%) BHP Billiton TSR 267% 300 BHP Billiton Ltd dividends BHP Billiton Ltd price ASX 200 dividends ASX 200 price 200ASX 200 TSR 137% 1000FY05—FY14 FY05 – FY14 Source: Datastream. 1. TSR calculated in Australian dollars from 30 June 2004 to 30 June 2014. Share price reflects adjustments for rights issues and bonus shares and dividends assume reinvestment on the ex-dividend date. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 21

Evolution of our portfolio BHP Billiton core portfolio* Western Australia Samarco Queensland Coal NSW Energy Coal Cerrejón Worsley Alumar Aluminium Mozal Iron Ore South Africa Olympic Dam Escondida Pampa Norte Antamina Onshore US Shenzi Angostura Pyrenees Macedon Atlantis Cerro Matoso Illawarra Coal Energy Coal Cannington South Africa Mad Dog Bass Strait North West Shelf Jansen project *Note: Excludes Nickel West which remains with the portfolio as non core, and New Mexico Coal and several smaller petroleum assets which are under review. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 22

Proposed new company • Keep your BHP Billiton shares • Continue to receive dividends from BHP Billiton without any reset • Entitled to shares in the new company in equal proportion to your BHP Billiton shareholding • Primary listing on the Australian Securities Exchange • Secondary listing on the Johannesburg Stock Exchange • Standard listing on the UK Listing Authority’s Official List and admission to trading on the London Stock Exchange BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 23

Demerger – key milestones November 2014 • Regulatory approvals received from the Australian Foreign Investment Review Board and Australian Taxation Office • Other required approvals progressing well March 2015 • Expected release of all shareholder documentation including Shareholder Circular and an Information Memorandum May 2015 • Planned Extraordinary General Meeting for shareholder vote BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 24

Our strategy Newman BMA Olympic Dam Shenzi Jansen Australia Australia Australia United States Canada BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 25

Role of our commodities BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 26

Our diversity is our strength Newman BMA Olympic Dam Shenzi Jansen Australia Australia Australia United States Canada BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 27

# Our action on climate change

**1996**
Acknowledged scientific consensus on climate change. Announced US$1 billion in projects to address GHG emissions and improve energy efficiency – achieved 6 million tonnes of reductions by 2000

**1997**
Produced public environment report detailing GHG emissions and management strategies

**1998**
Introduced independent assessment of environmental data in Environmental Report. Set public target to reduce GHG intensity by 10% by 2000 – achieved 12%

**2002**
Set public target to reduce GHG intensity by 5% by 2007 – achieved 6%

**2003**
Participated in the first Carbon Disclosure Project

**2004**
Established Carbon Pricing Protocol

**2005**
Implemented energy conservation plans at all sites with high energy consumption

**2006**
Set target to reduce energy intensity by 13% by 2012 – achieved 15%

**2007**
Committed US$300 million to GHG reduction and energy efficiency projects by 2012 – invested US$430 million. Set target to reduce GHG intensity by 6% by 2012 – achieved 16%

**2010**
Advocated six principles for effective emissions reduction policies, including a price on carbon. Required all high emitting businesses to develop GHG abatement cost curve

**2012**
Set target to maintain total GHG emissions below our 2006 baseline

**2014**
Abated 807,000 tonnes of $CO_2$-e through Business greenhouse gas reduction projects

BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 28

bhpbilliton
resourcing the future

Global growth by region GDP growth rate (% per annum) 10.0Forecast 8.0 6.0 4.0 2.0 0.0(2.0)CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19United States European Union Japan China Australia Source: IMF World Economic Outlook Database (October 2014). BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 29

Global growth by region – United States GDP growth rate (% per annum) 10.0Forecast 8.0 6.0 4.0 2.0 0.0(2.0)CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19United States European Union Japan China Australia Source: IMF World Economic Outlook Database (October 2014). BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 30

Global growth by region – European Union GDP growth rate (% per annum) 10.0Forecast 8.06.04.02.00.0(2.0)CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19United States European Union Japan China Australia Source: IMF World Economic Outlook Database (October 2014). BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 31

Global growth by region – Japan GDP growth rate (% per annum) 10.0Forecast 8.0 6.0 4.0 2.0 0.0(2.0)CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19United States European Union Japan China Australia Source: IMF World Economic Outlook Database (October 2014). BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 32

Global growth by region – China GDP growth rate (% per annum) 10.0Forecast 8.0 6.0 4.0 2.0 0.0(2.0)CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19United States European Union Japan China Australia Source: IMF World Economic Outlook Database (October 2014). BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 33

Global growth by region – Australia GDP growth rate (% per annum) 10.0Forecast 8.0 6.0 4.0 2.0 0.0(2.0)CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19United States European Union Japan China Australia Source: IMF World Economic Outlook Database (October 2014). BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 34

Resources continue to drive economic growth Nelson Point Australia BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 35

Supporting economic growth Shanghai China BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 36

Australia is a world leader in resources BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 37

Delivering long-term sustainable value Sustainability Integrity Respect Performance Simplicity Accountability BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 38

Newman Australia Andrew Mackenzie Chief Executive Officer Annual General Meeting 20 November 2014

Our commitment to sustainability BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 40

Sustainability Arid Recovery Program Bullsbrook Volunteer Fire Service Five Rivers Conservation Project PATH Project Australia Australia Australia Mozambique BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 41

Delivering strong financial results • Increased Group nc oup production1by by 9% • Productivity gains of US$2.9 billion • US$6.6 billion of sustainable productivity gains over the past two years • Capital and exploration expen expenditure it 1 2 of US$15.2 billion, down 32% • Free cash flow increased by US$8.1 billion • Underlying attributable profit of US$13.4 billion, up 10% • Total taxes and royalties paid $9.9 billion bi on3 • Un Underlying EBITDA erlyin of US$32.4 billion, up 7% • Net operating cash flow of US$25.4 billion, up 26% • Underlying return on capital of 15% • Full-year dividend up 4% to 121 US cents per share • Net debt down to US$25.8 billion bi on Attributable profit – excluding exceptional items (US$ billion) 25 20 15 10 50FY10 FY11 FY12 FY13 FY14Note: Variance relates to the relative performance of BHP Billiton during FY14 compared with FY13. 1. Refers to copper equivalent production based on average realised prices for FY13. 2. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments. 3. Taxes borne primarily comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 42

Record production Newman BMA Escondida Eagle Ford Australia Australia Chile United States BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 43

A disciplined systematic approach Spence Chile BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 44

Sustainable productivity Jimblebar Australia BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 45

Driving productivity in our Iron Ore assets Train departures Travel time Train delays 28% 23% 50% BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 46

Continuous improvement Perth Australia BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 47

Building a step-up culture BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 48

Productivity at Olympic Dam BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 49

Our strategy Newman BMA Olympic Dam Shenzi Jansen Australia Australia Australia United States Canada BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 50

Portfolio simplification Petroleum and Potash Copper Iron Ore Coal Aluminium, Manganese and Nickel
Note: Several assets can be represented by one marker.
BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 51

Evolution of our portfolio BHP Billiton core portfolio* Proposed new company Western Australia Samarco Queensland Coal NSW Energy Coal Cerrejón Worsley Alumar Aluminium Mozal Iron Ore South Africa Olympic Dam Escondida Pampa Norte Antamina Onshore US GEMCO Hotazel TEMCO Metalloys Shenzi Angostura Pyrenees Macedon Atlantis Cerro Matoso Illawarra Coal Energy Coal Cannington South Africa Mad Dog Bass Strait North West Shelf Jansen project *Note: Excludes Nickel West which remains with the portfolio as non core, and New Mexico Coal and several smaller petroleum assets which are under review. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 52

Delivering sustainable value Five Rivers Conservation Project Australia BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 53

Supporting conservation Valdivian Coast Five Rivers Conservation Project Chile Australia Photo credit: Nick Hall for The Nature Conservancy BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 54

Broader economic contribution55% of spend with local businesses US$9.9 billion1 paid in royalties and taxes 1% pre-tax profit committed to community – US$242 million in FY14 1. Taxes borne primarily comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 55

Supporting our communities BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 56

Community programs in South Australia BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 57

Driving performance Jimblebar Australia BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 58

Our productivity journey • Delivering a 16% increase in production over two years to the end of FY15 • Targeting another $3.5 billion in annualised productivity gains by the end of FY17 • Reducing our capital expenditure by a third to $15.2 billion in FY14 • Over the past decade returned $64 billion to shareholders Note: As announced at the full year results, 19 August 2014. BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 59

Our commitment • To maintain a strong balance sheet and solid A credit rating • To continue to selectively invest in high return diversified investment opportunities through the cycle • To extend our progressive base dividend policy • To return excess capital to shareholders consistently, predictably, and in the most efficient way BHP Billiton Limited Annual General Meeting, 20 November 2014 Slide 60

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 November 2014	By:	Nicole Duncan

	Name:	Nicole Duncan
	Title:	Company Secretary